copernic

February 15, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Mark Kronforst, Accounting Branch Chief

Re:	Copernic, Inc.
Form 6-K filed March 6, 2007
File No. 000-171164

Dear Mr. Kronforst:

We are submitting this update concerning our response to your letter dated November 28, 2007 addressed to me as Executive Vice President and Chief Financial Officer of Copernic, Inc. (the “Company”). For your convenience the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) Division of Corporation Finance appear in italics above our update.

Copernic, Inc.

Form 6-K Filed on March 7, 2006

File No. 000-171164

Form 6-K filed March 7, 2006

1.
We have read your response to prior comment numbers 2 and 3 and it appears that your presentation does not comply with the Commission’s guidance regarding financial statements of an acquired business in several respects. Unless you obtained a pre-filing waiver from the Division’s Chief Accountant allowing such non-compliance, we believe that you must file correcting amendments.

Update

As our consultant Daniel Filion of KPMG indicated in his telephone conference with you on February 12, 2008, we have obtained much of the information necessary for the Company to make the determination as to whether Coveo Solutions Inc. (“Coveo”) was a variable interest entity required to be consolidated by Copernic Technologies Inc. (“CTI”). However, we continue to diligently seek the balance of the information the Company needs to make the determination. We cannot specify how long it will take to gather the remaining information, nor provide a timeline as to when the Company may be able to fully respond to the Staff’s comments. Upon receipt of the remaining information, the Company will promptly proceed with its evaluation of the information in order to make the determination. We remain committed to resolving this issue and are diligently working toward a satisfactory resolution of the Staff’s comments. We will update the Staff as soon as the Company has made the determination.

Please contact us if you require any additional information.

Best regards,

/s/ Daniel Bertrand

Daniel Bertrand
Executive Vice President and CFO